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SEC FILE NUMBER
8-44977

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/24 AND ENDING 12/31/24

A. REGISTRANT IDENTIFICATION

SEC Mail Processing
FEB 2 0 2025
Washington, DC

NAME OF FIRM: B.B. Graham & Company, Inc

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1700 W. Katella Ave.
(No. and Street)

Orange	CA	92867
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bruce Edwin Graham	(714) 628-5200	bgraham@bbgraham.com
(Name)	(Area Code – Telephone Number	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DylanFloyd Accounting & Consulting

(Name – if individual, state last, first, and middle name)

Albert Garcia

(Address)	(City)	(State)	(Zip Code)
20909 Judah Lane	Newhall	CA	91312

(Date of Registration with PCAOB)(if applicable) 3/1/2016

(PCAOB Registration Number, if applicable) 6235

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Edwin Graham____________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of B.B. Graham & Company, Inc.______________ ________________________________, as of December 31, 2024________________________, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: President/CEO

MARIE E R GODINEZ
Notary Public - California
Orange County
Commission # 2381333
My Comm. Expires Nov 2, 2025

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________________________________

SEC Mail Processing
FEB 28 2025
Washington, DC

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

B.B. Graham & Company, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
B.B. Graham & Company Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of B.B. Graham & Company Inc. as of December 31, 2024, the related statements of income, changes in shareholders' equity, and cash flows for the 2024 then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of B.B. Graham & Company Inc. as of December 31, 2024 and the results of its operations and its cash flows for the 2024 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of B.B. Graham & Company Inc. My responsibility is to express an opinion on B.B. Graham & Company Inc. financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to B.B. Graham & Company Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of schedule I,II,& III has been subjected to audit procedures performed in conjunction with the audit B.B. Graham & Company Inc.'s financial statements. The supplemental information is the responsibility of B.B. Graham & Company Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DylanFloyd Accounting & Consulting
Newhall, California
February 25 2025

I have served as the Company's auditor since 2021.

BB Graham & Company, Inc.
Statement of Financial Condition
December 31, 2024

Assets

Cash		
Checking and savings		$ 127,119
Money market		1,089,989
Total cash		1,217,108
Clearing broker deposit		50,000
Commissions receivable		360,093
Other receivable - allowable		37,624
Other receivable - non allowable		9,572
Prepaid expenses		39,017
Office equipment net of accumulated depreciation of $15,336		-
Total Assets		$ 1,713,414

Liabilities and Shareholder's Equity

Liabilities		
Accrued expenses		$ 22,339
Commissions payable		493,162
Credit card payable		4,641
Deferred income correspondent fees		424,579
Due to secondary broker		1,029
Salary and payroll taxes payable		144,791
Total Liabilities		1,090,541
Shareholder's Equity		
Common stock $1 par value, 100,000 shares authorized and issued; 11,000 shares outstanding)	$ 100	
Paid-in capital	151,900	
Retained earnings	470,873	622,873
Total Liabilities and Shareholder's Equity		$ 1,713,414

See accompanying notes to financial statements

BB Graham & Company, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2024

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2023	-	$ 100	$ 151,900	$ 629,795	$ 781,795
Net Income (Loss)				(158,922)	(158,922)
Capital Distribution					-
Balance, December 31, 2024	-	$ 100	$ 151,900	$ 470,873	$ 622,873

See accompanying notes to financial statements

BB Graham & Company, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2024

Revenue	
Commissions	$ 1,634,184
Correspondent fees	74,926
Mutual funds	2,011,486
Insurance	2,077,987
Managed fee income	2,025,484
Interest income	2,335,470
Other income	(33,579)
Total Revenue	10,125,958
Expenses	
Commission expense	5,926,393
Salaries, wages and related expenses	2,725,635
Clearing fees net of reimbursement	(49,498)
Advertising and promotion	157,268
Employee benefits	56,333
FINRA fees	108,633
Insurance expense	216,911
Office expense	47,749
Prior year adjustment	153,000
Professional fees	161,642
Rent and storage	288,000
Settlement fees	120,000
Taxes and licenses	3,981
Technology fees	67,613
Telephone	32,437
Transition assitance	50,084
Travel and entertainment	47,136
All other expenses	130,763
Total Expenses	10,244,080
Income (Loss) Before Tax Provision	(118,122)
Income Tax Provision	(40,800)
Net Income (Loss)	(158,922)

See accompanying notes to financial statements

BB Graham & Company, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows from Operating Activities:	
Net income (loss)	(158,919)
Changes in operating assets and liabilities:	
Commissions receivable	(125,592)
Other receivable	36,513
Prepaid expenses	(612)
Accrued expenses	635
Commissions payable	(59,618)
Credit card payable	3,147
Deferredd income correspondent fees	424,579
Due from secondary broker	2,568
Due to secondary broker	(2,828)
Salaries and payroll taxes payable	36,606
Net cash provided by operating activities	156,479
Cash Flows used in Financing Activities:	-
Cash Flows used in Investing Activities	-
Net increase in cash	156,479
Cash - beginning of the year	1,060,629
Cash - end of the year	$ 1,217,108
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ (40,800)

See accompanying notes to financial statements

B.B. Graham & Company, Inc.
Notes to Financial Statements
December 31, 2024

Note 1 – Organization and Nature of Business

B.B. Graham & Company, Inc. (the "Company") has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of August 8, 1996. The Company was incorporated in June 1996, and its membership in the NASD was approved May 1997. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company forwards all funds and securities received in connection with its activities as a broker or dealer directly to the clearing broker and does not hold funds or securities for or owe funds or securities to customers.

Certain brokers (secondary clearing) clear their transactions through the Company and its clearing broker.

The Company has offices in California, Florida, Illinois, Oregon, Kansas, Maryland, Minnesota, Nebraska, Nevada, Oklahoma, Pennsylvania, and Texas.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker retailing corporate securities
- Selling group participant in best efforts underwritings
- Mutual fund retailer on an application basis
- U.S. Government securities broker
- Municipal securities broker
- Broker selling variable life insurance or annuities
- Broker selling oil and gas interest
- Put and call broker
- Broker selling tax shelters or limited partnerships in the secondary market
- Private placements of securities
- Selling collateralized mortgages obligations
- Broker involved in networking, kiosks or similar arrangement with a bank, savings bank, or association or credit union

Note 2 – Significant Accounting Policies (continued)

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues - Adoption of ASC Topic 606 Revenue from Contracts with Customers

On January 1, 2021, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2021. Results of reporting periods beginning after January 1, 2021 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2021, or to revenue for the year ended December 31, 2023, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue recognition – Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business and are recognized as earned. Securities trades are reported as of trade date.

Leases - in February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right·of·use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The accounting update is effective for fiscal years beginning after December 15, 2018 (January 1, 2021 for the Company) under a modified retrospective approach and early adoption is permitted. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2021 to the present, generally for three years after they are filed.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2024, consist of the following:

	Receivable	**Payable**
Fees and commissions receivable/payable	$360,093	$ 0

Note 5 – Related Party

The Company's sole shareholder purchased an office building and entered into a rent agreement to rent part of the building to the Company at $270,000 annually. For the year 2024 the rent paid to the sole shareholder was $270,000. In addition, the Company paid to the sole owner $18,000 during the year for separate storage space. Also in 2021, the Company was reimbursed by the affiliate for its portion of the E & O insurance premiums, totaling $0.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Commitments, contingencies or guarantees.

The Company has no commitments, no contingent, no guarantees that might result in a loss or future obligations. Contingencies could arise in the normal course of business, and the Company could be subject to lawsuits or arbitrations related to its activities The Company seeks to minimize any risks associated with its activities and the activities of any licensed representatives through policies, procedures, and supervision. While the Company has exposure to risks in its normal course of business, there are no material unrecorded or undisclosed commitments or contingencies, and the Company is not involved in or aware of any pending litigation or arbitration as of December 31, 2024. Also, as of December 31 2024, here are no customer accounts having any debit balances which present any significant risks nor was management aware of any other significant or material exposure with any other transaction conducted with any other party..

Note 8 - Litigation

All 3 arbitrations scheduled for various times in 2024 have been settled for a total of $120,000.

Note 9 – Risks and Uncertainties

As a result of the COVID-19 pandemic, economic uncertainties have arisen which may negatively affect the financial position, results of operations and cash flows of the Company. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2024, the Company had net capital of $552,484 which was $479,778 in excess of its required net capital requirement of $72,706. The Company's aggregate indebtedness of $665,962 to net capital was 1.21 to 1.

Note 11 – Provision for Income Taxes

The Company files its Federal tax return on the cash basis. The provision for income taxes for the year consists of the following:

Federal	$ 27,000
State	$ 13,880
	$ 40,880

Note 12 – Deposit – Clearing Organization

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2024 was $50,000.

Note 13 – Exemption from the SEC Rule 15c3-3

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2024. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3

Note 14 – Leases

The Company rents office space and storage space from a related party on a month to month basis. For 2024, rent expense was $270,000, all of which was paid to a related party (see Note 5).

Note 15 – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services as listed in Note 2 above. The Company has identified its CEO/FINOP as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 10.2% of its total revenues from a single external customer in 2024.

Note 16 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2024 through February 25, 2025, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure. See also Note 8, Litigation.

BB Graham & Company, Inc.
Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2024

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	622,873
Less - non allowable assets:		
Non allowable portion of accounts receivable		(9,572)
Prepaid expenses		(39,017)
Haircut		(21,800)
Net Capital	$	552,484
Computation of Net Capital Requirements		
Minimum aggregate indebtedness -		
6.67% of aggregate indebtedness	$	44,400
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	44,400
Excess Capital	$	508,084
Net capital less greater of 10% of total aggregate indebtedness or 120% of mimimum net capital requirement	$	485,888
Computation of Aggregate Indebtedness		
Total liabilities	$	1,090,541
Less: non AI liabilities - deferred income		(424,579)
Total aggregate indebtedness	$	665,962
Aggregate indebtedness to net capital		1.21

Reconciliation
Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2024)

There are no material differences noted in the Company's net capital computation at December 31, 2024

See accompanying notes to financial statements

B.B. Graham & Company, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2024

A computation of reserve requirement is not applicable to BB Graham & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii) and the Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

B.B. Graham & Company, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2024

Information relating to possession or control requirements is not applicable to B.B. Graham & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii) and the Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report Review—No Exceptions to Exemption Provisions

To the Board of Directors and Shareholders
B.B. Graham & Company Inc.

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) B.B. Graham & Company Inc. in which:

(1) The Company claimed an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. of 240.15c3-3(k) throughout the period January 1, 2024, through December 31, 2024 without exception, and

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to effecting securities transactions via subscriptions, on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period January 1, 2024 through December 31, 2024 without exception.

B.B. Graham & Company Inc.'s management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about B.B. Graham & Company Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC staff Frequently Asked Questions.

DylanFloyd Accounting & Consulting
Newhall, California
February 25, 2025

I have served as the Company's auditor since 2021.

B.B. GRAHAM & COMPANY, INC.
EXEMPTION REPORT

B.B. Graham & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"), This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 (k): (2) (ii) (the "exemption provisions").

2) The Company met the identified exemption provisions in 17 C.F.R. of 240.15c3-3(k) throughout the period January 1, 2024, through December 31, 2024 without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to effecting securities transactions via subscriptions, on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period January 1, 2024 through December 31, 2024 without exception.

B.B. Graham & Company, Inc.

I, Bruce Edwin Graham affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
President & CEO
January 22, 2025

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURESREPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders
B.B. Graham & Company Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by B.B. Graham & Company Inc. and the SIPC, solely to assist you and SIPC in evaluating B.B. Graham & Company Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC- 7) for the year ended December 31, 2024. B.B. Graham & Company Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on B.B. Graham & Company Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of B.B. Graham & Company Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DylanFloyd Accounting & Consulting
Newhall, California
February 25, 2025

I have served as the Company's auditor since 2021.